Exhibit 99.1

DiDi Announces App Takedown in China

BEIJING, July 4, 2021 –  DiDi Global Inc. (“DiDi” or the “Company”) (NYSE: DIDI), the world’s leading mobility technology platform, today announced that according to the announcement posted by the Cyberspace Administration of China (the “CAC”) on July 4, 2021, the CAC stated that it was reported and confirmed that the "DiDi Chuxing" app had the problem of collecting personal information in violation of relevant PRC laws and regulations. Pursuant to the PRC's Cybersecurity Law, the CAC notified app stores to take down the "DiDi Chuxing" app in China, and required the Company to strictly comply with relevant laws and regulations, follow the relevant standards set by the PRC government authorities, and rectify the problem to ensure the security of users' personal information.

Once the "DiDi Chuxing" app is taken down from app stores in China, the app can no longer be downloaded in China, although existing users who had previously downloaded and installed the app on their phones prior to the takedown may continue using it. The Company will strive to rectify any problems, improve its risk prevention awareness and technological capabilities, protect users' privacy and data security, and continue to provide secure and convenient services to its users. The Company expects that the app takedown may have an adverse impact on its revenue in China.

Apart from the suspension of new user registration in China that was previously announced on July 2, 2021, and the app takedown in China as announced in this release, DiDi maintains normal operations globally.

About DiDi Global Inc.

DiDi Global Inc. (NYSE: DIDI) is the world’s leading mobility technology platform. It offers a wide range of app-based services across Asia Pacific, Latin America and Africa, as well as in Central Asia and Russia, including ride hailing, taxi hailing, chauffeur, hitch and other forms of shared mobility as well as auto solutions, food delivery, intra-city freight and financial services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

DiDi Global Inc.

Tianyi Wang
Email: ir@didiglobal.com

For media inquiries, please contact:

DiDi Global Inc.

Global Communications Team
Email: globalpr@didiglobal.com